Exhibit 99.3

CORPBANCA AND SUBSIDIARIES

As of July 31, 2010

The following interim financial information of CorpBanca as of July 31, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,191,668
Total assets	6,749,563

Current accounts and demand deposits	555,777
Time deposits and savings accounts	3,493,215
Borrowings from financial institutions	553,017
Debt issued	959,463

Consolidated equity	510,120
Shareholders’ equity	507,828
Minority interest	2,292

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	191,068
Provisions for loan losses	(34,461)
Operating expenses	(77,939)

Operating income	78,668
Income attributable to investments in other companies	284

Income before taxes	78,952
Income taxes	(13,263)

Net income for the period	65,689

Attributable to shareholders	66,337
Minority interest	(648)

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Juan Antonio Vargas Matta	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer